June 14, 2019

Grant Issac
Senior Vice-President and Chief Financial Officer
Cameco Corporation
2121 - 11th Street West
Saskatoon, Canada S7M1J3

       Re: Cameco Corporation
           Form 40-F for Fiscal Year Ended December 31, 2018
           Filed March 29, 2019
           File No. 001-14228

Dear Mr. Issac:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Annual Report on Form 40-F

Exhibit 99.2 - 2018 Consolidated Audited Financial Statements
Notes to Consolidated Financial Statements
Note 11 Equity-accounted investee, page 31

1. Your disclosure indicates that as a result of the restructuring of JV Inkai effective January
      1, 2018, your ownership interest was adjusted to 40% from 60% and you began accounting for JV Inkai on an equity basis prospective from January
1, 2018 as you
      concluded that you no longer had control over the joint venture. You also disclose in Note
      20 that as a result of this restructuring, you recognized a gain on the change in ownership interests of $48,570,000, net of $5,450,000 which was reclassified from the foreign currency translation reserve to net earnings. Please explain how you determined the fair value of your retained interest in the JV Inkai joint venture as of January 1, 2018 and the related gain recognized on your loss of control of the joint venture pursuant to the guidance in paragraph 25 of IFRS 10.
 Grant Issac
Cameco Corporation
June 14, 2019
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameGrant Issac
                                                          Division of
Corporation Finance
Comapany NameCameco Corporation
                                                          Office of Beverages,
Apparel and
June 14, 2019 Page 2                                      Mining
FirstName LastName